EXHIBIT 4.19

DESCRIPTION OF CAPITAL STOCK

As of December 31, 2019, First Financial Bancorp, an Ohio corporation, had two classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended: common Stock, without par value, and preferred shares, with or without par value. The following summary provides a brief description of our capital stock, as well as certain additional information.

This summary is subject to, and qualified in its entirety by reference to, our Amended and Restated Articles of Incorporation, as amended ("Articles"), and our Amended and Restated Regulations, as amended ("Regulations"). Our Articles and Regulations are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part and incorporated by reference herein.

Authorized Capital Stock

Our authorized capital stock consists of 160,000,000 common shares, without par value, and 10,000,000 preferred shares, with or without par value ("preferred shares") as determined in accordance with the Articles. As of December 31, 2019, 104,281,794 of our common shares were issued and outstanding, 5,790,796 of our common shares were held by us in treasury, and none of our preferred shares were issued or outstanding.

Common Shares

Holders of our common shares are entitled to:

•	cast one vote for each common share held of record on all matters submitted to a vote of shareholders;

•	receive dividends when, as and if declared by our Board of Directors (the "Board") from funds legally available therefor, subject to the rights of holders of preferred shares, if any; and

•
share ratably in our net assets legally available to our shareholders in the event of our liquidation, dissolution or winding up, after provision for the distribution of any preferential amounts to the holders of preferred shares, if any.

Holders of our common shares have no preemptive, subscription, preference, redemption, conversion, exchange or cumulative voting rights. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that we may designate and issue in the future.

Subject to compliance with applicable federal and state securities laws, our common shares may be transferred without any restrictions or limitations. The transfer agent and registrar for our common shares is Computershare Shareholder Services.

Our common shares are listed on The NASDAQ Global Select Market under the symbol "FFBC". Our outstanding common shares are, and any common shares registered under this prospectus and any applicable prospectus supplement will be, when issued, fully paid and nonassessable.

Preferred Shares

Our Articles authorize the Board to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by law and the rules and regulations of any stock exchange on which our securities may be listed, up to an aggregate of 10,000,000 preferred shares in one or more series.

Subject to the limitations described in the next paragraph, the Board is also authorized to determine and fix the powers, designations, preferences and relative, participating, optional, conversion and other special rights of each series of preferred shares issued from time to time, and the qualifications, limitations and restrictions thereof, including the designation and authorized number of each series, dividend rights, voting rights, conversion rights, redemption and exchange rights, sinking fund requirements and liquidation rights. The Board may increase or decrease the number of shares of any series of preferred shares before or after the issue of that series, but not below the number of shares of such series then outstanding. If the number of preferred shares of any series is so decreased, the shares constituting such decrease will resume the status of authorized but unissued shares. Under Ohio law, the authority of a board to establish the par value of preferred shares is not settled even if such authority is provided in the corporation's articles. Consequently, our preferred shares will be issued without par value unless the Board determines to issue preferred shares with par value after having been advised by counsel that it has the authority to do so.

The Articles provide that the voting rights of each preferred share are limited to no more than one vote per share when voting as a class with the common shares, and the preferred shares will not vote as a separate class or series except as required by Ohio law. The Board has represented that it will not issue, without prior shareholder approval, any series of preferred shares for any defensive or anti-takeover purpose, for the purpose of implementing a shareholder rights plan, or with features specifically intended to make any attempted acquisition of the Company more difficult or costly.

The Board will fix the powers, designations, preferences and relative, participating, optional, conversion and other special rights of each series of preferred shares that we offer under this prospectus and any applicable prospectus supplement, and the qualifications, limitations and restrictions of such series, in a certificate of amendment to our Articles relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or incorporate by reference therein from another report that we file with the SEC, the form of any certificate of amendment to our Articles that describes the terms of the series of preferred shares that we are offering before the issuance of the related series of preferred shares. We will also describe in the applicable prospectus supplement the terms of the series of preferred shares being offered.

The Board may authorize the issuance of preferred shares with voting, conversion or other rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares, restricting our ability to repurchase outstanding common shares, decreasing the amount of earnings and assets available for distribution to holders of our common shares and creating restrictions upon the payment and amount of dividends and other distributions to holders of our common shares. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of us without further action by our shareholders. When we issue preferred shares under this prospectus and the applicable prospectus supplement, such preferred shares will be fully paid and nonassessable.

Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Ohio Law

Our Articles contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our Board. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our Board. The following provisions of our Articles and Ohio law might have the effect of delaying, deterring or preventing a change in control of us and would operate only with respect to an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale or transfer of assets or liquidation involving the Company and certain persons described below.

The Ohio General Corporation Law (the "OGCL") provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), our Articles do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the Articles, relatively difficult, and a vote of the holders of in excess of one-third of our outstanding common shares would be sufficient to prevent implementation of any of the corporate actions mentioned above.

Section 1701.831 of the OGCL is a "control share acquisition" statute. The control share acquisition statute basically provides that any person acquiring shares of an "issuing public corporation" (which definition we meet) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.

The purpose of the control share acquisition statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the control share acquisition statute grant to our shareholders the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person's purchase in the same manner and with the same proxy information that would be available to them if a proposed merger of the Company were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the purchase is approved.

The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult because it must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power, excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince our shareholders of the value and validity of the offer may cause such offer to be more financially attractive in order to gain shareholder approval.

Chapter 1704 of the OGCL is a "merger moratorium" statute. The merger moratorium statute provides that, unless a corporation's articles of incorporation or regulations otherwise provide, an "issuing public corporation" (which definition we meet) may not engage in a "Chapter 1704 transaction" for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation's board of directors prior to such transaction. A person who acquires such voting power is an "interested shareholder," and "Chapter 1704 transactions" involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve 5% of the assets or shares of the issuing public corporation or 10% of its earning power. After the initial three year moratorium, Chapter 1704 of the OGCL prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions. One significant effect of Chapter 1704 of the OGCL is to encourage a person to negotiate with a corporation's board of directors prior to becoming an interested shareholder.

Ohio also has enacted Section 1707.043 of the OGCL, which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

In addition, Section 1701.59 of the OGCL provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation's shareholders, any of the interests of the corporation's employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

The overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective control by other persons.